UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 20, 2025, Potássio do Brasil Ltda. (“PDB”), a subsidiary of Brazil Potash Corp. (the “Company”), entered into a definitive take-or-pay offtake agreement (the “Agreement”) with Keytrade Fertilizantes Brasil Ltda. (“Keytrade”).

Under the Agreement, Keytrade agreed to purchase between 30% and 37% of PDB’s annual potassium chloride (MOP 95) production from the Company’s Autazes Project, subject to a cap of approximately 814,000 tonnes per year. The Agreement has a term of ten years beginning with the commencement of commercial operations and is structured to provide long-term revenue visibility in support of the Company’s project financing strategy.

Keytrade’s purchase obligations will begin upon commencement of production and increase proportionally during the ramp-up period until full production capacity is achieved. Deliveries will be made on a DAP basis to Keytrade-designated warehouses in Brazil, with product quality specifications defined in the Agreement.

The pricing mechanism is formula-based and references prevailing market prices, with adjustments for logistics and payment terms. In addition, the Agreement includes a marketing fee and profit-sharing arrangement intended to align the commercial interests of both parties.

Payment is generally required in advance of delivery, though the Agreement permits sales on term subject to credit approval or provision of a standby letter of credit. The Agreement also allows PDB to assign receivables arising under the Agreement to financial institutions for project financing purposes.

The Agreement provides for customary indemnification and penalty provisions, including for shortfalls against the annual mandatory volume outside permitted tolerance levels, as well as suspension and termination rights in the event of extended force majeure.

Brazil Potash Corp. and Keytrade AG have executed certain supporting undertakings in connection with the Agreement; however, they are not parties to the operational or take-or-pay obligations.

The foregoing is only a brief description of the material terms of the Agreement and does not purport to be a complete statement of the rights and obligations of the parties under the Agreement and the transactions contemplated thereby, and is qualified in its entirety by the full text of the Agreement, a copy of which is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

On August 20, 2025, the Company issued a press release announcing the Agreement, a copy of which is attached to this Form 6-K as Exhibit 99.1.

The information and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-1 (File No. 333-287711) and Form S-8 (File No. 333-286827 and File No. 333-288029) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “will,” “expects,” “believes,” “designed to,” “anticipates,” “future,” “intends,” “plans,” “potential,” “estimates,” “confident,” and similar terms, or the negatives of these terms. These statements include, without limitation, statements regarding the Company’s offtake arrangements, project development plans, construction and commissioning timelines, commencement of production and ramp-up to capacity, logistics and delivery plans, pricing and reconciliation mechanics (including any marketing fee or profit-sharing features), financing strategy (including assignment of receivables or other credit support), and the expected benefits, outcomes, or timelines related to any of the foregoing.

Forward-looking statements are based on the Company’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Important factors include, among others: the Company’s ability to obtain required project financing on acceptable terms and timing; receipt and maintenance of permits, approvals and authorizations; successful engineering, construction, commissioning and ramp-up of the Autazes project; performance by contract counterparties under offtake and related arrangements (including any credit support obligations); logistics risks (including barging, warehousing, transport capacity and river or weather conditions); compliance with product quality/specification requirements and related testing/claims processes; commodity price volatility and benchmark/basis risk; inflation, input cost pressures and foreign exchange rates; changes in laws and regulations (including anti-corruption and trade rules) and the legal/regulatory environment in relevant jurisdictions; force majeure events; availability and cost of labor, equipment and services; litigation or disputes; and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” section in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed on March 28, 2025, and Amendment No. 1 to the Form 20-F, filed on April 9, 2025, as well as the Company’s subsequent filings.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this report. Except as required by law, Brazil Potash Corp. undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Take or Pay Contract between Potássio do Brasil Ltda. Keytrade Fertilizantes Brasil Ltda., dated August 20, 2025*

99.1	Press Release dated August 20, 2025

* Certain portions of this exhibit have been redacted as they are both not material and are of the type of information that the registrant treats as private or confidential. The omissions have been indicated by “[***]”. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: August 26, 2025	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer